

Force for Good Accelerator / Fund:
Revenue Sharing Agreement

This Note, dated <mark>[EFFECTIVE DATE]</mark>, is entered into by and between COMMUNITY VENTURES, a California nonprofit public benefit corporation exempt from tax under Section 501(c)(3) of the Internal Revenue Code ("Company") and <mark>[INVESTOR NAME]</mark> or his/her/its permitted assigns ("Holder").

THE HOLDER UNDERSTANDS THAT THE INVESTMENT CONTEMPLATED BY THIS NOTE HAS NOT BEEN REVIEWED, APPROVED, OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY INFORMATION GIVEN TO THE HOLDER IN ASSOCIATION WITH THE TRANSACTIONS CONTEMPLATED BY THIS NOTE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE HOLDER ACKNOWLEDGES AND AGREES THAT IN MAKING AN INVESTMENT DECISION, IT MUST RELY ON ITS OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THERE IS NO GUARANTEE OF RETURNS. HOLDER FURTHER ACKNOWLEDGES AND AGREES THAT IT MAY LOSE ITS ENTIRE INVESTMENT.

1. **Investment**

   Holder agrees to invest the following amount: $ <mark>[AMOUNT]</mark> ("Investment Amount") in the Force for Good Fund. The Force for Good Fund is a pool of investment funds held by the Company designated for the purpose of investing in social enterprises selected by the Company or its designee.

2. **Revenue Sharing**

   Beginning on the "Start Date" (the date on which the Company makes its first investment out of the Force for Good Fund but in no case later than February 1, 2017), the Holder shall be entitled to receive its pro rata share of **95%** of the proceeds from the Force for Good Fund ("Fund Proceeds"). This payment shall be made annually within 90 days after the end of the Company's fiscal year.

For purposes of calculating Fund Proceeds, the Company's accountant shall calculate total revenue on a cash basis at the end of each fiscal year.

If the Investor invests after the Start Date but in the same year as the Start Date, the amount due to the Investor in the first year shall be proportionately reduced as follows: the amount shall be multiplied by the number of days that the Investor's investment was outstanding and divided by the number of days between the Start Date and the end of the fiscal year (inclusive).

For example, if the Start Date is October 1, 2016 and two investors invest $1,000 before the Start Date and a third investor invests $1,000 on November 1, 2016, and the Fund Proceeds for that year equal $10,000, the payments for that year would be calculated as follows:

Payment to investors = 95% of Fund Proceeds = $9,500

Each investor is entitle to one-third of the total payment - $9,500 ÷ 3 = $3,166.67

However, the third investor is only entitled to the portion of the payment attributable to the period during which his/her/its investment is outstanding, thus the payment is multiplied by the quotient of 61 days (November-December) and 92 days (October-December) which equals 66%. So the third investor is entitled to 66% of $3,166.67 = $2,090.

If the Start Date is in 2016, the Holder shall be entitled to a total of nine annual payments. If the Start Date is in 2017, the Holder shall be entitled to a total of eight annual payments.

The sole source of repayment of the Note will be the payments made to the Company on account of loans and/or investments made to enterprises from the Force for Good Fund. Holder has recourse only to the assets attributable to such funds and not to any other assets of the Company. If there are losses in the Force for Good Fund such that the aggregate value of assets in the pool are less than the aggregate total of the principal balance of all Notes plus accrued and unpaid interest, the principal balance of each Note may be reduced, on a pro rata basis, to an amount that reflects the value of the assets. Such reduction shall not constitute a default under the terms of this Note.

3.   **Minimum Return**

If, following the final payment, the total amount paid to the Holder is less than the Investment Amount multiplied by **1.20** (the "Minimum Return"), the Company shall pay to the Holder within the year following the final payment the difference between the actual amount paid to the Holder and the Minimum Return.

Payments under this Note shall be allocated as follows: the first amounts paid to Holder up to 20% of the Investment Amount shall be allocated as payments of interest; the remaining payments shall be allocated as payments of principal, except that any such amounts in excess of the Investment Amount will be allocated as a payment of interest. Under no circumstances shall payments to the Holder exceed what is allowed under California law governing usury.

4.	**Termination and Default**

This Note shall mature when the Company has met its payment obligations to the Holder pursuant to this Note.

Upon the occurrence of an Event of Default, the entire principal balance and all accrued interest (simple interest of 2.5% per annum) shall become immediately due and payable in full. "Event of Default" means the occurrence of any of the following events: (i) the appointment of a trustee, receiver, custodian, liquidator, or other similar official with respect to the Company; (ii) an assignment for the benefit of creditors of the Company, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against the Company (that in the case of involuntary proceedings are not dismissed within 45 days); (iii) Company's breach of any material provision of this Note; or (iv) the liquidation, termination of existence, or dissolution of the Company. Upon the occurrence of an Event of Default, the Holder shall have then, or at any time thereafter while such Event of Default is continuing, all of the rights and remedies afforded by applicable law.

5.	**Subordination**

The Note is subordinated to all indebtedness of the Company to banks, commercial finance lenders, institutional lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money. The Notes shall not be subordinated to loans made by investors in future securities offerings.

6.	**Assignment**

This note may be assigned by either party so long as such assignment complies with all applicable laws and regulations.

The rights and obligations of the parties shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

7.	**Miscellaneous**

All payments of interest and principal shall be in lawful money of the United States of America and shall be made to the Holder. All payments by the Company under this Note shall be made without set-off or counterclaim and be free and clear and without any deduction or withholding for any taxes or fees of any nature whatever, unless the obligation to make such deduction or withholding is imposed by law. No delay or omission on the part of the Holder in exercising any right under this Note shall operate as a waiver of such right or of any other right of the Holder, nor shall any delay, omission, or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion.

In the event any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Note operate or would prospectively operate to invalidate this Note, then and in any such event, such provision(s) only shall be deemed null and void and shall not affect any other provision of this Note and the remaining provisions of this Note shall remain operative and in full force and effect and in no way shall be affected, prejudiced, or disturbed thereby.

Upon receipt of a duly executed, notarized, and unsecured written statement from the Holder with respect to the loss, theft, or destruction of this Note (or any replacement hereof) and a customary indemnity, or, in the case of a mutilation of this Note, upon surrender and cancellation of such Note, the Company shall issue a new Note, of like tenor and amount, in lieu of such lost, stolen, destroyed, or mutilated Note.

All rights and obligations hereunder shall be governed by the laws of the State of California, without regard to principles of conflicts of law.

The provisions of this Note may only be amended by mutual agreement of the parties.

IN WITNESS WHEREOF, this Note has been duly executed as of the date first written above.

COMPANY: COMMUNITY VENTURES   INVESTOR: [INVESTOR NAME]

By: _Founder Signature_   By: _Investor Signature_
Name: _____   Name: [INVESTOR NAME]
Title: _____   Title: _____